2 Bethesda Metro Center

Suite 440

Bethesda, MD 20814

June 15, 2020

VIA EDGAR AND EMAIL

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ronald E. Alper

Global Medical REIT Inc.

Registration Statement on Form S-3 (File No. 333-239043)

Dear Mr. Alper:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Global Medical REIT Inc. (the “Company”) hereby requests acceleration of effectiveness of the above-captioned Registration Statement to 4:00 p.m. on June 17, 2020, or as soon thereafter as practicable.

The Company acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Daniel M. LeBey of Vinson & Elkins L.L.P at (804) 327-6310 with any questions you may have concerning this request. In addition, please provide a copy of the Commission’s order declaring the registration statement effective to Mr. LeBey via email at dlebey@velaw.com

[Signature page to follow]

Very truly yours,

GLOBAL MEDICAL REIT INC.

By:	/s/ Jamie Barber
	Name:	Jamie Barber
	Title:	General Counsel